

June 13, 2022

Jorge P. Newbery
Chief Executive Officer
AHP Title Holdings LLC
440 S. LaSalle Street, Suite 1110
Chicago, IL 60605

> **Re: AHP Title Holdings LLC**
> **Post-Qualification Amendment No. 1 on Form 1-A**
> **Filed June 1, 2022**
> **File No. 024-11415**

Dear Mr. Newbery:

We have reviewed your amendment and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-Qualification Amendment on Form 1-A

General

1. Please provide audited financial statements for the two most recently completed fiscal years, including audit opinions, and file the auditor's consent for use of the audit report included in the amended filing. Refer to Part F/S, Item (b)(3)(A) and Part III, Item 17(11) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Stickel at 202-551-3324 or J. Nolan McWilliams at 202-551-3217 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance